REDI Global Technologies LLC

**Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm**

December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49673

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
_____MM/DD/YY_____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: REDI Global Technologies LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

28 Liberty Street - 58th Floor
_____(No. and Street)_____

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexander Baltovski	(646) 957-2715	alexander.baltovski@lseg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
_____(Name – if individual, state last, first, and middle name)_____

60 Crossways Park Drive West - Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

October 16, 2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Maloney, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of REDI Global Technologies LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DocuSigned by:
Signature: Michael Maloney
290D58921E2143F...
Title:
Managing Principal

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REDI Global Technologies LLC
Index
For the Year Ended December 31, 2025

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Board of Directors and Member
REDI Global Technologies LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of REDI Global Technologies LLC (the Company) as of December 31, 2025, including the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Woodbury, New York
March 20, 2026

REDI Global Technologies LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	9,583,826
Accounts receivable, net		2,493,690
Accrued revenue		1,688,698
Deferred tax asset		100,123
Other assets		143,926
Total assets	$	14,010,263

Liabilities and Member's Equity

Liabilities

Accrued expenses	$	352,423
Due to affiliates		3,162,137
Deferred revenue		368,182
Other liabilities		180,811
Total liabilities	$	4,063,553
Member's equity		9,946,710
Total liabilities and member's equity	$	14,010,263

The accompanying notes are an integral part of this financial statement.

REDI Global Technologies LLC
Notes to the Financial Statement
For the Year Ended December 31, 2025

1. **Organization and Description of Business**

REDI Global Technologies LLC (the "Company") is a securities broker-dealer, operating a multi-asset electronic trading platform that services both the buy-side and sell-side communities, routing orders to broker-dealers for purposes of executing and settling transactions. The Company commenced operations on July 17, 2013 and is headquartered in New York and maintains offices in Illinois, Missouri and California.

The Company, a New York Limited Liability Company, is a directly wholly owned subsidiary of Refinitiv US LLC (the "Parent"), which is an indirect subsidiary of London Stock Exchange Group PLC. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company receives certain services and other financial support from its Parent including ensuring maintenance of minimum net capital requirements.

As further described in Note 5, the Company is a member of a group of affiliated companies and has financing transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those which would result from transactions among unrelated parties.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, operating a multi-asset electronic trading platform. The Company has identified its Managing Principal as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Significant Accounting Policies

Use of Estimates
This financial statement is prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Preparation of this financial statement requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable, Net and Accrued Revenue
Receivables from brokers and dealers represent amounts due to the Company, reported net of the allowance for expected credit losses. Accrued revenue represents fees earned as of December 31, 2025, but not yet invoiced, as such fees are billed in arrears.

Customers are invoiced monthly in-arrears for all fees with a standard 30 day payment term. As of December 31, 2024 and December 31, 2025 the net Accounts Receivable balances were $3,757,061 and $2,493,690, respectively and accrued revenue was $2,028,675 and $1,688,698 respectively.

REDI Global Technologies LLC
Notes to the Financial Statement
For the Year Ended December 31, 2025

Allowance for Doubtful Accounts

The Company has adopted the Financial Accounting Standards Board's ("FASB") Accounting Standards Update 2016-13, Financial Instruments-Credit Losses (Topic 326) ("ASU 2016-13"). Accordingly, an allowance for uncollectable accounts is estimated under the current expected credit loss model based on historical collection rates, the age of the receivable and knowledge of the individual account. An allowance for doubtful accounts is maintained for any individual customer account where recovery is in doubt due to customer bankruptcy, severance of commercial relationship or due to aging of the receivable balance. The allowance is reduced by charge-offs and is either (a) increased by provisions charged to expense or (b) reduced by the release of such provisions when there are changes in the status of the individual customer accounts. The allowance for doubtful accounts, included net within Accounts Receivable is as follows:

Allowance for doubtful accounts at December 31, 2024	$	180,681
Allowance for doubtful accounts at December 31, 2025	$	402,059

Revenue

Revenues are recognized when control of the Company's products or services is transferred to customers, in an amount that reflects the consideration to which the Company expects to be entitled. Such consideration is net of discounts, value-added taxes and other sales taxes.

Revenue is recognized as follows:

Commissions represent the transaction charges billed to brokers for trades routed to them for execution. These are volume based fees based on the number of shares traded through the platform in the respective month. Commission revenue is recognized on a trade date basis (point in time). The Company believes the performance obligation is satisfied on the trade date because this is when the underlying transaction occurs.

Terminal fees and other related charges represent flat fees per user to access the electronic terminal. These are considered a recurring revenue stream due to the subscription nature of the service. Revenue is recognized monthly based on the actual number of platform subscribers. The Company believes the performance obligation is satisfied over the term of the contract since the customer can access the terminal over the term of the agreement for an indeterminate number of times.

The Market data revenue or pass-through revenue represents a charge to the client to supply access to the market data services. Revenue is recognized monthly based on the actual usage per user. The Company believes the performance obligation is satisfied over time since market data is continuously delivered throughout the term of the agreement.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company had contract liabilities of $37,040 at January 1, 2025 and $368,182 at December 31, 2025.

Deferred Revenue

Balance, January 1, 2025	$ 37,040
Balance, December 31, 2025	$ 368,182

4

REDI Global Technologies LLC
Notes to the Financial Statement
For the Year Ended December 31, 2025

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes, and therefore any income or loss is included on the Parent's consolidated income tax return. The Company has adopted the guidance in FASB ASU 2019-12, which simplifies and improves consistent application of the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, as well as by clarifying and amending existing guidance. However, the Company computes its tax liabilities as if it were filing a tax return on a modified separate return basis. The Parent settles all tax liabilities and pursuant to a tax forgiveness agreement, income tax liabilities/(benefits) are waived and recorded in the form of non-cash capital contribution/(distribution) reflected in member's equity.

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". The ASC requires that deferred taxes reflect tax consequences in future years of differences between the financial reporting and tax bases of assets and liabilities. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the temporary differences. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some or all of a deferred tax asset will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that is more likely than not the Company will realize the benefits of significantly all of these deductible differences and accordingly has not applied a valuation allowance against its deferred tax assets.

2. **Income Taxes**
   Provision for Income Taxes and Deferred Taxes
   The Company computes its tax liabilities as if it were filing a tax return on a modified separate return basis.

   The total deferred tax asset amounting to $100,123 is related to temporary differences associated with the allowance for doubtful accounts.

   The Company follows the authoritative guidance for Income Tax Uncertainties which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statement uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefit or provisions at December 31, 2025. The Parent's last three tax years remain open to examination by taxing authorities.

3. **Due from/to Affiliates**

   Due from/to affiliates represents net fees for services, financing and other fees owing from/to affiliates that provide the Company with services and software that the Company in turn provides to customers.

   Balances due from affiliates are offset with balances due to affiliates when; (a) the balances relate to the same affiliate, (b) there is a legally enforceable right to offset the asset and liability, and (c) the Company intends to settle on a net basis.

4. **Rental expenses**

   During 2025, the Company was allocated rental expense pursuant to a services agreement with its Parent for facilities and support services, discussed in Note 5.

REDI Global Technologies LLC
Notes to the Financial Statement
For the Year Ended December 31, 2025

5. **Related Party Transactions**

In the normal course of conducting its business, the Company is party to various transactions with the Parent and its affiliates. The following is a summary of those transactions.

The Company entered into a trademark license agreement with Refinitiv (US) Org, LLC and Financial & Risk Organisation Limited. This agreement grants the Company a non-exclusive license to use the trademark for the sole purpose of marketing, promoting, and distributing Refinitiv (US) Org, LLC products in the United States of America and Financial & Risk Organisation Limited products in the rest of the world. As of December 31, 2025, the outstanding amount due to Refinitiv (US) Org, LLC and Financial & Risk Organisation Limited was $154,041 and $164,230 respectively.

The Company has a services agreement with its Parent, Refinitiv Limited and LSEGH Inc. for facilities and support services such as general and administrative services including legal, financial-office support and other corporate functions. The Company also has a Transaction Service and Technology agreement with its Parent. As of December 31, 2025, the Company has an outstanding balance due to the Parent, Refinitiv Limited and LSEGH Inc. of $1,124,085, $35,459 and $112,336 respectively.

The Company entered into a loan agreement with LSEG US Finance Corporation (previously known as Refinitiv US Finance Corporation). The Company lends excess cash balances to LSEG US Finance Corporation, for which there are no specific repayment terms or final maturity. In addition, the Company also borrows cash under the same agreement. Interest is charged on amounts due to/from LSEG US Finance Corporation. Interest receivable on excess cash, and payable on both borrowed cash and due to LSEG US Finance Corporation, is calculated on a monthly basis at quoted US dollar deposit rates for excess cash balances. Interest is computed on the quoted US dollar deposit rates plus a margin as defined in the agreement. At December 31, 2025, this interest rate was 5.65%. As of December 31, 2025, the Company's balance due to LSEG US Finance Corporation was $1,571,986.

As of December 31, 2025, the Company's Parent permanently waived its right to receive settlement of tax payable by the Company to the Parent in accordance with the terms set forth in a tax forgiveness agreement.

Amounts included in the Statement of Financial Condition includes:

	As of December 31, 2025
Liabilities- due to affiliates	
Refinitiv US LLC	$ 1,124,085
Refinitiv US Org LLC	154,041
Financial & Risk Organisation Limited	164,230
LSEG US Finance Corp.	1,571,986
Refinitiv Limited	35,459
LSEGH Inc	112,336
Total	$ 3,162,137

REDI Global Technologies LLC
Notes to the Financial Statement
For the Year Ended December 31, 2025

6. **Concentrations of Accounts Receivable, Contingencies and Business Risk**

   Concentrations of Accounts Receivable
   The accounts receivable balance from five customers was $1,064,592 which represented approximately 39% of the net accounts receivable balance at December 31, 2025. Revenue from one customer represents approximately 14% of total revenue for the year ended December 31, 2025.

   Contingent Liabilities
   The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. There are currently no such matters.

   Business Risk and Uncertainties
   The Company's principal business operation is providing a communications network in which broker-dealers receive orders from their institutional customers. As a result, the Company is inherently subject to market fluctuations in the conduct of its business.

   Concentration of Credit Risk
   At December 31, 2025 all the Company's cash balance is being held at one financial institution. This cash balance is in excess of Federal Deposit Insurance Corporation ("FDIC") limits. As of December 31, 2025, the amount in excess is $9,333,826.

7. **Net Capital Requirement**

   The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the Rule, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

   At December 31, 2025, the Company had net capital under the Rule of $5,520,273 which was $5,249,369 in excess of its minimum required net capital of $270,904. The Company's ratio of aggregate indebtedness to net capital at December 2025 was .74 to 1.

   The Company claims exemption from SEC Rule 15c3-3 relying on Footnote 74 of the SEC Release No. 34- 70073 because the Company limits its business activities exclusively to providing technology or platform services and since it does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers or carry accounts for customers.

8. **Subsequent Events**

   The Company has evaluated whether events or transactions have occurred after December 31, 2025 that would require recognition or disclosure in this financial statement through the issuance date of this financial statement.